Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

On June 25, 2002, Anthem, Inc. provided the following newsletter to AIT and eBusiness Associates about the proposed merger.

To:	AIT and eBusiness Associates
From:	Jane Niederberger, Chief Information Officer, Anthem Mark Boxer, Senior Vice President of eBusiness, Anthem John Brighton, Chief Information Officer, Trigon
Date:	June 25, 2002
RE:	Synergies for Trigon and Anthem’s eBusiness Strategies

Since the proposed merger of Trigon and Anthem, a combined IT transition team has worked at a rapid pace to identify opportunities for synergies. One of the most promising areas where we believe we can collaborate to quickly deliver value to both companies and our customers is eBusiness.

In the past few years, both Trigon and Anthem have made significant progress on their individual eBusiness strategies. With the merger, we see an opportunity to align our efforts, enabling both companies to bring enhanced functionality to the market more quickly and effectively.

To better position Trigon and Anthem for a combined future, some of Trigon’s current eBusiness efforts are being redirected. Yesterday, we stopped work on some of Trigon’s pending eBusiness releases, allowing us to position Trigon for migration to Anthem’s common eBusiness platform in the near future. This change also allows Trigon to focus on upcoming transition work and deliver enhanced Trigon.com functionality using their existing Point of Care technology.

In anticipation of our merger, the IT transition team has been assessing what work IT needs to do to best leverage our technology environments and resources. We anticipate that as our transition plans develop, there will be much work to do around data and applications as Trigon moves toward Anthem’s business platforms. As we free up members of the Trigon IT eBusiness team, we will begin matching their skills and expertise to the support of these projects as they are approved.

In the interim, Trigon IT eBusiness associates will focus on delivering Trigon.com functionality through Point of Care technology and short-term projects. While we do foresee potential job loss after Trigon’s change in eBusiness direction and redeployment, any loss is expected to be minimal. We will work to manage job impacts through attrition and new opportunities within Anthem and Trigon.

At this point, we don’t see any significant changes to Anthem’s eBusiness strategy in the near future. As we move forward in a common direction, we will look for ways to effectively leverage our combined companies’ skills and resources.

Trigon's IT eBusiness team has provided a strong foundation for our companies as we move forward in partnership. We are excited about the opportunities ahead.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)", “feel(s)", “believe(s)", “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s acquisition of Trigon Heathcare, Inc. (“Trigon”), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem shareholders on or about June 12, 2002, Anthem’s Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem’s proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem with the SEC for free at the SEC’s web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem’s participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem’s directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem shareholders on or about June 12, 2002.